

June 1, 2015

Via E-mail
Timo Veromaa
President and Chief Executive Officer
Biotie Therapies Corp.
Joukahaisenkatu 6, FI-20520
Turku, Findland

>   **Re: Biotie Therapies Corp.**
>   **Registration Statement on Form F-1**
>   **Filed May 14, 2015**
>   **File No. 333-204147**

Dear Mr. Veromaa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Tozadenant, page 3

1. We note that you expected a response from the FDA on the Special Protocol Assessment regarding the planned Phase III study of tozadenant by the end of May. Please update your next filing here and elsewhere as may be appropriate to provide the FDA's response.

2. Please describe the additional studies the FEMA will require in additional to the planned Phase III program in order to approve tozadenant here and elsewhere as may be appropriate.

<u>Capitalization, page 68</u>

3. In footnote (1) you indicate that your preliminary evaluation for your convertible notes and warrants under IAS 32 results in the expected subscription price reflected in equity in your pro forma presentation because the instruments will be settled in your shares based on a fixed conversion ratio. In your warrants disclosure on page 167, you indicate that the warrant exercise price is adjustable in certain circumstances and that you or an acquirer may be required to pay an amount determined by reference to a Black-Scholes option pricing formula in satisfaction of the warrants. Please explain to us how the warrant exercise price can change and the circumstances triggering the redemption of the warrants for cash. Separately explain why these provisions do not trigger liability accounting for these warrants or an embedded feature. Also, please file the agreements supporting the convertible notes and warrants.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Subsequent Events</u>
<u>Convertible Notes Financings, page 95</u>

4. Please revise your disclosure to remove the following apparent discrepancies:
    - You disclose here that the conversion price of these notes is €0.17, while on page 11 you indicate that it is €0.15.
    - You disclose here that €37.5 million in aggregate principal amount of these notes are subscribed, while on page 11 you indicate that only €27.5 million was subscribed by new investors and €5.6 million by existing investors.

<u>Notes to the Unaudited Condensed Consolidated Financial Statements</u>
<u>2. Summary of Significant Accounting Policies</u>
<u>2.1 Basis of Preparation, page F-6</u>

5. We note the disclosure that your unaudited condensed consolidated financial statements for the three months ended March 31, 2015 were prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting." In addition, please expand the subsequent disclosure to clarify that your consolidated financial statements were "prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board."

<u>Exhibits</u>

6. Please file the convertible promissory note, the warrant agreement and the registration rights agreement that relate to the pending Convertible Note Financings as exhibits to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638, if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director